December 16, 2015

VIA EDGAR

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C.  20549

Re:	Protalix BioTherapeutics, Inc., Registration Statement on Form S-3

Filed November 13, 2015 and amended on November 27, 2015
File No. 333-208004

Dear Ms. Hayes:

We refer to the registration statement on Form S-3 (File No. 333-208004) (as amended, the “Registration Statement”) of Protalix BioTherapeutics, Inc., a Florida corporation (the “Company”). In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:05 p.m. (Eastern time) on December 18, 2015 or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you in advance for your time and attention to the Registration Statement. Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at +972 (4) 902-8100 or YossiM@protalix.com or the Company’s counsel, James R. Tanenbaum of Morrison & Foerster LLP at +1 (212) 468-8163 or jtanenbaum@mofo.com.

Sincerely,

/s/ Yossi Maimon

Yossi Maimon
Vice President and Chief Financial Officer
Protalix BioTherapeutics, Inc.

cc:	Moshe Manor

Protalix BioTherapeutics, Inc.

James R. Tanenbaum
Morrison & Foerster LLP

2 Snunit Street, Science Park P.O.B. 455, Carmiel 20100, Israel

Tel: 972-4-988-9488 | Fax: 972-4-988-9489 | Web: www.protalix.com